Exhibit 99.1

Gorilla Technology Doubles Revenue in First Half of 2025 Amid International Expansion

– Generated H1 2025 revenue of $39.3 million, representing 90.2% year-over-year growth –

– Signed 3 new projects in Taiwan and UK –

– Reduced debt to $18.1 million from $21.4 million at the end of 2024 and $18.4 million at the end of Q1 2025, strengthening financial flexibility and resilience –

– Completed a $105 million equity offering in July 2025 to fund further growth opportunities –

London, UK, 14 August 2025 – Gorilla Technology Group Inc. (NASDAQ: GRRR) (“Gorilla” or the “Company”), a global solution provider in Security Intelligence, Network Intelligence, Business Intelligence and IoT technology, today reported its financial results for the first half ended June 30, 2025.

●	Continued Revenue Growth: H1 2025 revenue reached $39.3 million, reflecting outstanding execution across key global contracts. Topline performance demonstrates Gorilla’s operational strength and leadership in AI-driven security and intelligence.

●	Strong Liquidity Position: Gorilla ended H1 with $26.1 million in total cash. Subsequent to the close of H1, the Company raised $105 million in an equity offering. In July, Gorilla’s largest customer in Egypt made a significant payment, underscoring the strength of its relationships and reinforcing its cash position. The Company intends to use these funds to secure future contracts and drive expansion.

●	Disciplined Debt Reduction: Gorilla cut debt to $18.1 million in H1, down from $21.4 million at the end of 2024 and $18.4 million in Q1 2025, improving capital efficiency as it unlocked pledged deposits. The Company will continue reducing debt as long as it remains accretive and cash-neutral, further strengthening its balance sheet.

●	Continued Focus on Profitability: Operating loss (IFRS) for the six months ended June 30, 2025 was $9.1 million, while Adjusted EBITDA (Non-IFRS) was $5.7 million. Net loss (IFRS) for the six months ended June 30, 2025 was $8.5 million, while Adjusted Net Income (Non-IFRS) was $5.7 million. Adjusted EBITDA and Adjusted Net Income excludes exchange loss from currency devaluation and fair value remeasurement of financial instruments. Gorilla’s performance, excluding non-cash accounting items, demonstrates solid underlying profitability on a normalised basis.

●	Retained Focus on Earnings Per Share. Loss Per Share (IFRS) was $0.43. Adjusted Basic Earnings Per Share (Non-IFRS) of $0.29 reflects solid underlying profitability and the scalability of our core operations.

Statement from Jay Chandan

“Gorilla has completed the first half of 2025 with focus, strength and clear momentum. The results show the underlying profitability of our model and an established growth path as we create value for our customers, shareholders and broader stakeholders. We have delivered on major programmes and signed near-term projects that will accelerate performance in 2026 and beyond. Our plans for global expansion will strengthen our position in Southeast Asia and enhance our delivery capability in key markets.”

“Our teams are executing with discipline and precision, turning strategic opportunities into tangible outcomes. From advancing critical infrastructure in Asia to enabling climate-technology solutions in the Amazon rainforest, we are demonstrating the value and trust we bring to ambitious partners worldwide. This is a foundation for sustainable growth, deeper market penetration and long-term impact.”

Statement from Bruce Bower

“We continue to emphasize financial discipline in everything we do. We have repaid debt by over $3 million this year, while also releasing restricted assets, moving them into unrestricted cash. In the second half, we anticipate continued customer collections and the release of customer guarantees for existing contracts, which should serve to boost our cash flow. Looking forward, we intend to use our large liquidity buffer to capitalize on new commercial opportunities.”

Advancing Long-term Strategy

This quarter Gorilla, signed key contracts with the Port of Tyne in the United Kingdom, Wan Hai Port in Taiwan and ADE Corporation in Taiwan. These agreements reflect the execution of strategies Gorilla has consistently communicated to the market and signal further projects already in motion.

Some additional details on these contracts are below:

●	AI-Powered Wan Hai Smart Surveillance System – Agreement established a partnership with Asia’s leading container shipping companies to deploy next-generation AI automation and computer vision surveillance across a major freight terminal, enhancing yard efficiency, cargo flow management and safety.

●	AI-Enabled ADE CIB Criminal Financial Flow Analysis – Supporting Taiwan’s leading criminal investigation agency with AI-powered analytics to trace cryptocurrency transactions, uncover fund flows and identify criminal networks, enabling speed and precision.

The Company is in active negotiation on several additional contracts. Gorilla’s pipeline now exceeds $5 billion, due to increased capacity across the United States, Middle East and North Africa, Southeast & East Asia, South America and the United Kingdom. Gorilla’s growing contract base, execution track record and market demand position us not just as a growth story, but as a global force in AI-powered transformation.

Financials

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024

(Expressed in United States dollars)

Items	June 30, 2025 (Unaudited)	December 31, 2024 (Audited)
Assets
Current assets
Cash and cash equivalents	$10,110,206	$21,699,202
Financial assets at fair value through profit or loss	1,000	1,000
Restricted deposits	16,019,748	15,773,099
Unbilled receivables (Contract assets)	36,883,629	34,306,195
Accounts receivable, net	43,794,936	25,670,157
Inventories	-	5,199
Prepayments	18,035,818	28,632,212
Other receivables, net	401,684	432,696
Other current assets	176,903	151,816
Total current assets	125,423,924	126,671,576

Non-current assets
Property and equipment	16,831,268	14,939,143
Right-of-use assets	436,504	505,345
Intangible assets	2,675,916	2,931,661
Deferred tax assets	11,266,450	6,938,213
Prepayments	259,662	315,304
Financial assets at fair value through profit or loss	4,000,000	-
Other non-current assets	1,852,330	1,494,740
Total non-current assets	37,322,130	27,124,406
Total assets	$162,746,054	$153,795,982

(Continued)

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024

(Expressed in United States dollars)

Items	June 30, 2025 (Unaudited)	December 31, 2024 (Audited)
Liabilities and Equity
Liabilities
Current liabilities
Short-term borrowings	$12,187,029	$15,073,458
Contract liabilities	265,236	273,227
Accounts payable	30,495,390	26,039,076
Other payables	1,189,270	2,451,135
Provisions	70,664	37,673
Lease liabilities	206,193	210,448
Income tax liabilities	11,063,923	9,028,829
Warrant liabilities	732,887	20,082,272
Long-term borrowings, current portion	1,747,816	1,972,371
Other current liabilities	96,574	142,796
Total current liabilities	58,054,982	75,311,285
Non-current liabilities
Long-term borrowings	4,159,459	4,372,188
Provisions	25,159	22,013
Deferred tax liabilities	1,435,534	42,897
Lease liabilities	480,984	579,699
Guarantee deposits received	408,942	364,047
Total non-current liabilities	6,510,078	5,380,844
Total liabilities	64,565,060	80,692,129
Equity
Equity attributable to owners of parent
Share capital
Ordinary share	21,625	19,443
Capital surplus
Capital surplus	288,904,900	254,585,267
Retained earnings
Accumulated deficit	(156,741,789)	(148,238,729)
Other equity interest
Financial statements translation differences of foreign operations	1,001,735	(55,500)
Treasury shares	(35,005,477)	(33,206,628)
Equity attributable to owners of the parent	98,180,994	73,103,853
Total equity	98,180,994	73,103,853
Total liabilities and equity	$162,746,054	$153,795,982

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Expressed in United States dollars)

	Six Months Ended June 30
Items	2025 (Unaudited)	2024 (Unaudited)
Revenue	$39,325,839	$20,674,691
Cost of revenue	(25,877,004)	(2,995,637)
Gross profit	13,448,835	17,679,054
Operating expenses:
Selling and marketing expenses	(742,592)	(666,312)
General and administrative expenses	(7,270,555)	(6,381,907)
Research and development expenses	(1,226,139)	(1,149,834)
Currency exchange losses, net*	(11,552,001)	(5,028,955)
Fair value remeasurement of financial instruments	(1,531,210)	(3,278,410)
Other income	90,529	84,870
Other gains (losses), net	(287,314)	515,123
Total operating expenses	(22,519,282)	(15,905,425)
Operating income (loss)	(9,070,447)	1,773,629
Non-operating income (expenses)
Interest income	1,177,271	392,455
Finance costs	(293,673)	(416,605)
Total non-operating income (expenses)	883,598	(24,150)
Profit (loss) before income tax	(8,186,849)	1,749,479
Income tax expense	(316,211)	(137,891)
Profit (loss) for the period	(8,503,060)	1,611,588
Other comprehensive income (loss)
Components of other comprehensive income (loss) that may not be reclassified to profit or loss
Remeasurement of defined benefit plans	-	2,112
Components of other comprehensive income (loss) that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	1,057,235	(1,949,532)
Other comprehensive income (loss) for the period, net of tax	1,057,235	(1,947,420)
Total comprehensive loss for the period	(7,445,825)	(335,832)
Earning (loss) per share
Basic earning (loss) per share	$(0.43)	$0.17
Diluted earning (loss) per share	$(0.43)	$0.15
Weighted average shares of ordinary shares outstanding
Basic	19,819,284	9,330,948
Diluted	19,819,284	10,413,870

*	During the six months ended June 30, 2025 and 2024, net currency exchange losses amounted to $12,630,726 and $5,883,074, respectively, due to devaluation of monetary assets denominated in the Egyptian pound arising from the sharp depreciation of the Egyptian pound against the U.S. dollar in March 2024.

GORILLA TECHNOLOGY GROUP INC. AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Expressed in United States dollars)

	Six months ended June 30
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Profit (loss) before tax	$(8,186,849)	$1,749,479
Adjustments
Adjustments to reconcile profit (loss)
Expected credit losses	6,107	364,640
Depreciation expenses	325,824	275,746
Amortization expenses	317,806	442,242
Gain on disposal of property and equipment	-	(73)
Share-based payment expenses	271,050	722,176
Share-based compensation expenses	472,642	-
Interest expense	293,673	416,605
Interest income	(1,177,271)	(392,455)
Unrealized exchange loss	11,224,264	3,993,733
Loss on financial liabilities at fair value through profit or loss	1,531,210	3,278,410
Gain on financial assets at fair value through profit or loss	-	(548,944)
Changes in operating assets and liabilities
Changes in operating assets
Unbilled receivables (Contract assets)	(39,419,954)	(20,027,585)
Accounts receivable, net	6,933,000	3,051,025
Inventories	5,362	1,316
Prepayments	12,749,966	(685,966)
Other receivables	-	(433,302)
Other current and non-current assets	(18,406)	528,649
Changes in operating liabilities
Contract liabilities	(37,362)	(59,403)
Notes payable	-	34
Accounts payable	4,232,202	(2,160,932)
Other payables	(1,472,181)	(1,500,939)
Provisions	24,003	(79,505)
Other current and non-current liabilities	(54,820)	48,669
Guarantee deposits received	512	-
Cash flows used in operations	(11,979,222)	(11,016,380)
Interest received	1,205,745	448,299
Interest paid	(324,623)	(672,592)
Tax paid	(1,420,411)	(18,106)
Net cash used in operating activities	(12,518,511)	(11,258,779)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(328,833)	(363,096)
Proceeds from disposal of property and equipment	-	143
Acquisition of intangible assets	(54,987)	(57,982)
Financial assets at fair value through profit or loss	(4,000,000)	-
Investment in restricted deposits	(179,930)	-
Guarantee deposits paid	(289,069)	(41,291)
Net cash flows used in investing activities	(4,852,819)	(462,226)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	14,327,643	7,050,890
Repayments of short-term borrowings	(18,680,180)	(6,622,572)
Repayments of long-term borrowings	(1,105,138)	(750,819)
Principal repayment of lease liabilities	(106,870)	(68,252)
Repayments of loan from shareholders	-	(3,000,000)
Buyback of treasury stocks	(1,798,849)	-
Exercise of share options	17,796	-
Proceeds from preferred shares and private warrants	12,679,732	9,650,000
Exercise of restricted share units	-	(39,056)
Proceeds from issuance ordinary share	-	11,290,004
Net cash flows from financing activities	5,334,134	17,510,195
Effect of foreign exchange rate changes	448,200	122,449
Net (decrease) increase in cash and cash equivalents	(11,588,996)	5,911,639
Cash and cash equivalents at beginning of period	21,699,202	5,306,857
Cash and cash equivalents at end of period	$10,110,206	$11,218,496

RECONCILIATION OF OPERATING INCOME (LOSS) AS PER INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) TO ADJUSTED OPERATING INCOME AND ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, AND AMORTIZATION (EBITDA)

	Six Months Ended June 30
Items	2025 (Unaudited and Unreviewed)	2024 (Unaudited and Unreviewed)
	(Amount in USD)
Operating income (loss) (IFRS)	$(9,070,447)	$1,773,629
Add: Exchange loss from currency devaluation	12,630,726	5,883,074
Add: Fair value remeasurement of financial instruments	1,531,210	3,278,410
Adjusted Operating income (Non-IFRS)	$5,091,489	$10,935,113
Add: Depreciation expenses	325,824	275,746
Add: Amortization expenses	317,806	442,242
Adjusted EBITDA (Non-IFRS)	$5,735,119	$11,653,101

RECONCILIATION OF IFRS NET INCOME (LOSS) TO ADJUSTED NET INCOME (NON-IFRS)

	Six Months Ended June 30
Items	2025 (Unaudited and Unreviewed)	2024 (Unaudited and Unreviewed)
	(Amount in USD)
Net income (loss) (IFRS)	$(8,503,060)	$1,611,588
Add: Exchange loss from currency devaluation	12,630,726	5,883,074
Add: Fair value remeasurement of financial instruments	1,531,210	3,278,410
Adjusted Net income (Non-IFRS)	$5,658,876	$10,773,072

RECONCILIATION OF EARNINGS (LOSS) PER SHARE (IFRS) TO ADJUSTED EARNINGS PER SHARE (NON-IFRS)

	Six Months Ended June 30
Items	2025 (Unaudited and Unreviewed)	2024 (Unaudited and Unreviewed)
	(Amount in USD)
Basic Earnings (loss) per share (IFRS)	$(0.43)	$0.17
Add: EPS impact of Exchange loss from currency devaluation	0.08	0.35
Add: EPS impact of Fair value remeasurement of financial instruments	0.64	0.63
Adjusted Basic Earnings per share (Non-IFRS)	$0.29	$1.15

Note: All per share amounts in above table are calculated using the basic weighted average ordinary shares outstanding of 19,819,284 and 9,330,948 for the six months ended June 30, 2025 and 2024, respectively.

About Gorilla Technology Group Inc.

Headquartered in London U.K., Gorilla is a global solution provider in Security Intelligence, Network Intelligence, Business Intelligence and IoT technology. We provide a wide range of solutions, including Smart City, Network, Video, Security Convergence and IoT, across select verticals of Government & Public Services, Manufacturing, Telecom, Retail, Transportation & Logistics, Healthcare and Education, by using AI and Deep Learning Technologies.

Our expertise lies in revolutionizing urban operations, bolstering security and enhancing resilience. We deliver pioneering products that harness the power of AI in intelligent video surveillance, facial recognition, license plate recognition, edge computing, post-event analytics and advanced cybersecurity technologies. By integrating these AI-driven technologies, we empower Smart Cities to enhance efficiency, safety and cybersecurity measures, ultimately improving the quality of life for residents.

For more information, please visit our website: Gorilla-Technology.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Gorilla’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements regarding our beliefs about future revenues, our ability to convert our pipeline, our ability to and the circumstances under which we would reduce our debt, our ability to attract the attention of customers and investors alike, our expansion into southeast Asia, Gorilla’s largest projects and ability to win additional projects and execute definitive contracts related thereto, along with those other risks described under the heading “Risk Factors” in the Form 20-F Gorilla filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2025 and those that are included in any of Gorilla’s future filings with the SEC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Gorilla and are difficult to predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Gorilla undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Public Relations Contact:

Samantha Dowd

Prosek Partners

GRRR@prosek.com

Investor Relations Contact:

Dave Gentry

RedChip Companies, Inc.

1-407-644-4256

GRRR@redchip.com